[Holly Corporation Letterhead]

March 16, 2011
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	SEC Comment Letter dated February 10, 2011 Holly Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 1-3876
Dear Mr. Schwall,
     Regarding your comments arising from your review of the Holly Corporation (the “Company,” “we,” “us” or “our”) Form 10-K for the fiscal year ended December 31, 2009, please see our response to the inquiries originally raised in your letter dated September 24, 2010, and restated in your letter dated February 10, 2011 as set forth below. For ease of reference, we have included the Staff comments, followed by our response, in the same order as listed in the comment letter. All page number references are to our proxy statement for our 2010 annual meeting, filed with the Commission on March 25, 2010.
Compensation Discussion and Analysis, page 16
1.	We note your response to comment one from our letter to you dated September 24, 2010 (i) that you “do not believe that disclosure of specific targets or results is material to, or necessary for, a fair understanding of the Named Executive Officers’ compensation for the 2009 fiscal year,” (ii) that, in respect of annual bonuses, because they involve a comparison of year-over-year performance “specific target levels . . . [cannot be] indentified” and (iii) that, in respect of performance share units, “the performance period does not end until 2011 so [you] are unable to specify the results achieved until that time.” It is not clear to us how specific target levels relating to your annual bonuses cannot be identified, considering the relevant performance metrics are historical. Please provide further detail. In addition, while we understand that you may not be able to specify actual results relating to your performance share units until the performance period ends, please provide further details as to why, apart from your contention that they are immaterial, specific target levels may not be disclosed. Finally, it is unclear to us why you believe that because your “performance metrics are comparison based,” specific targets are “neither relevant nor material to an understanding of your compensation programs.” In this regard, we note from your disclosure that performance targets play an important role in the way you incentivize your management and, therefore, appear to be material.

Response:
     We appreciate the Staff’s response to our correspondence of October 21, 2010. We continue to believe that the comparison of four metrics (earnings per share growth, net profit margin, return on investment and return on assets) achieved by us to the same four metrics achieved by a group of eight peers (disclosed at page 18 of our proxy statement) does not involve the creation of a specific performance target to be communicated to management. No pre-existing target exists for any of the four metrics on an individual or aggregate basis. Further, no pre-established target exists with respect to our relative performance with respect to the four metrics (either individually or in the aggregate) as compared to our peers (other than that there are eight peer companies and, therefore, our performance in relation to eight could fall anywhere between first and ninth). For this reason, we believe the disclosures included in our Form 10-K for the fiscal year ended December 31, 2009, comply with the applicable rules and Commission guidance; however, in order to bring further clarity to investors, our future filings will contain additional descriptions of our peer performance comparison metrics in the nature of the following paragraphs.
     With respect to both our performance unit awards (as disclosed at page 29 of our proxy statement) and a specified portion of our annual incentive bonuses (as disclosed at page 18 of our proxy statement), the amount of incentive compensation payable will be based on our actual performance as compared to our peers determined as a percentile. Each of four metrics is equally weighted and the percentage of the applicable award earned depends on how our performance compares to the performance of our peers over the applicable measurement period. The comparative percentile for each metric is determined and the four percentiles are added together and divided by four (to obtain the average).
     With respect to performance units, the resulting average percentile is multiplied by two. With respect to annual incentive bonuses, the average comparative percentile corresponds with an individual multiplier for each named executive officer, which ultimately determines the amount of the annual incentive bonus earned with respect to this component of the bonus, as set forth in the following table, which may be modified by the Compensation Committee from year to year:

Average	Applicable Individual Multiplier**
Comparative			Other Named
Percentile	Mr. Matthew Clifton	Mr. David Lamp	Executive Officers
0th	0%	0%	0%
25th	25%	37.5%	50%
50th	100%	100%	100%
75th	185%	160%	150%
100th	270%	220%	200%

**	Straight-line interpolation between points.

     With respect to the peer performance portion of our annual incentive bonus, the percentiles achieved for the four consecutive quarters ending September 30, 2009 were:
     (i) earnings per share growth, 75%;
     (ii) net profit margin, 100%;
     (iii) return on investment, 100%; and
     (iv) return on assets, 100%.
This resulted in an average of 93.8%, which percentile was used to determine the individual multiplier applicable to each named executive officer (in accordance with the above table) in order to calculate the portion of the annual incentive bonus attributable to performance relative to our peer group. The applicable average with respect to the performance units granted during 2009 cannot be provided because it will not be known until after the end of the applicable performance period on September 30, 2011.
2.	We note your response to comment two from our letter to you dated September 24, 2010 that “individual performance measures are qualitative, subjective and inherently discretionary . . .. and do not involve quantitative performance targets.” While we understand the intangible nature of performance evaluations, we believe that your disclosure can nonetheless be expanded to describe the accomplishments or other qualitative aspects that your compensation committee considered in respect of each named executive officer.
Response:
     The inherently discretionary aspect of our annual incentive bonus program does not provide for payment upon the achievement of objective goals that were communicated to management. The portion of the bonus that relates to individual performance is intended to provide our Compensation Committee with the ability to reward management employees for superior performance, where appropriate, determined without regard to the achievement of the financial metrics described in Question 1 above. If the Compensation Committee had determined that the particular qualitative aspects considered were material, we would, of course, have disclosed those considerations in respect of our named executive officers. They were not material in 2009 and, therefore, we did not disclose them.
     To the extent they are of interest, the general categories of performance that were identified and assessed by management with respect to the performance of each of our named executive officers except for the Chief Executive Officer during 2009 were (a) Interpersonal Effectiveness, (b) Business Conduct, (c) Professional and Technical Competency, (d) Leadership, and (e) Results Orientation. While achievement in these areas of performance was communicated to our named executive officers and considered by management in making recommendations to the Compensation Committee regarding this aspect of the annual incentive bonuses, these performance goals were not specifically considered by the Compensation Committee in its inherently discretionary year-end review of our officers’ individual performance. Instead, the Compensation Committee considered the totality of the circumstances, including not only management’s assessment with respect to these specific areas but also, among other things, our changing business plan throughout the year (e.g., the officers’ assistance in our acquisition of two refineries in 2009 that were not contemplated at the beginning of the year). The bonus amount determined by the Compensation Committee is not conditioned upon an officer’s achievement of any of the performance metrics established by management.
     Upon further review and consideration of the Commission’s applicable guidance, particularly “Compliance and Disclosure Interpretation, Regulation S-K,” Question 119.02, we have concluded that this portion of the annual incentive bonus is more properly reported in the Bonus column of the Summary Compensation Table since the ultimate determination of the amount payable is not contingent upon the achievement of established performance targets that are communicated to management, and this will be reflected in our future filings.
     In connection with our response to your comments, we acknowledge that:
•	Holly Corporation is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses, please contact the undersigned at (214) 871-3555, Shane Tucker of Vinson & Elkins L.L.P. at (214) 220-7803 or Chris Rowley of Vinson & Elkins L.L.P. at (214) 220-7972.

Sincerely,
/s/ Matthew P. Clifton
Matthew P. Clifton
Chief Executive Officer and Chairman of the Board

cc:	Sirimal R. Mukerjee, U.S. Securities and Exchange Commission
Alexandra M. Ledbetter, U.S. Securities and Exchange Commission
Denise C. McWatters, Vice President, General Counsel and Secretary, Holly Corporation
Chris Rowley, Vinson & Elkins L.L.P.
Shane Tucker, Vinson & Elkins L.L.P.